Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(3)
to Prospectus dated August 2, 2004	Registration No. 333-112091

CONCORD COMMUNICATIONS, INC.

$86,250,000
3.0% CONVERTIBLE SENIOR NOTES DUE 2023 AND
THE COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE NOTES

This prospectus supplement supplements the information contained in the prospectus of Concord Communications, Inc. (“Concord”) dated August 2, 2004 relating to the potential resale from time to time of the 3.0% Convertible Senior Notes due 2023 of Concord and the resale of shares of common stock of Concord issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table supplements the information set forth in the prospectus under the caption “Selling Securityholders” with respect to the selling securityholders and the respective principal amount of notes which are beneficially owned and may be sold by each selling securityholder, and the number of shares of common stock that may be sold by the selling securityholders pursuant to this prospectus, as amended or supplemented:

	Principal amount at
	maturity of notes		Number of
	beneficially owned	Percentage of notes	conversion shares
Name	that may be sold	outstanding	that may be sold
Alexandra Global Master Fund, Ltd. (1)	$19,000,000	22.03%	707,081
Fore Convertible Master Fund, Ltd. (3)	$6,532,000	7.57%	243,087
Man Mac I Limited (8)	$2,848,000	3.30%	105,987
Guggenheim Portfolio VIII (Cayman) Ltd. (17)	$1,032,000	1.20%	38,405
Jonathan R. Evans	$100,000	*	3,721
Bear, Stearns & Co. Inc.	$0	*	0
Deutsche Bank Securities, Inc.	$0	*	0

* Less than 1%.

(1) Alexandra Investment Management, LLC (“Alexandra”) serves as investment advisor to the selling securityholder and shares investment power over the notes and the conversion shares. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are the managing members of Alexandra and share investment power over the notes and the conversion shares. Each of Alexandra, Filimonov and Sogoloff disclaim beneficial ownership of such notes and conversion shares.

(3) Fore Convertible Star Trust Fund and David Egglishaw share investment power over the notes and the conversion shares held by the selling securityholder.

(8) Man-Diversified Fund II Ltd. (“Man-Diversified”) serves as the controlling shareholder of the selling securityholder. Albany Management Company Limited (“Albany”) and Man Holdings Limited (“Man Holdings”), a subsidiary of Man plc, a publicly traded company, are the shareholders of Man-Diversified. The registered shareholder of Albany is Argonaut Limited (“Argonaut”) which is controlled by Mr. Michael Collins (“Collins”). Each of Man-Diversified, Albany, Man Holdings, Argonaut and Mr. Collins share investment power over the notes and the conversion shares.

(17) Guggenheim Advisors, LLC (“Guggenheim Advisors”) serves as the controlling shareholder of the selling securityholder. Guggenheim Advisors and Messrs. Loren Katzovitz, Patrick Hughes and Kevin Felix share investment power over the notes and the conversion shares.

     INVESTING IN THE NOTES OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 24, 2004.